

July 6, 2015

Via E-mail
Frances R. Spark
Chief Financial Officer and Treasurer
CYS Investments, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

> **Re: CYS Investments, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 001-33740**

Dear Ms. Spark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Short-Term Borrowings, page 46

1. In future annual filings, please quantify the average quarterly balance for all periods presented, the period end balance for each of those quarters and the maximum balance at any month-end. Additionally, explain significant variances among these amounts. Provide an example of your proposed revisions within your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief